Exhibit 3.46

ARTICLES OF INCORPORATION

OF

SWEENEY ENGINEERING CORP.

I.

The name of this corporation is Sweeney Engineering Corp.

II.

The purpose of this corporation is to engage in any lawful act of activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by the California Corporations Code.

III.

The name and address in the State of California of this corporation’s initial agent for service of process is Stanley A. Konin, 11014 South LaCienga Boulevard, Inglewood, California 90304.

IV.

This corporation is authorized to issue 1,000,000 shares of one class, designated common stock.

DATED:  November 5, 1980

/s/ Stanley A. Konin
Stanley A. Konin

I hereby declare that I am the person who executed the foregoing Articles of Incorporation, which execution is my act and deed.

/s/ Stanley A. Konin
Stanley A. Konin